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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

BIOMETRICS SECURITY TECHNOLOGY, INC.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

90623109

(Cusip Number)

Marty Steinberg, Esq., as the Receiver for Lancer Management Group II, LLC,
Alpha Omega Group, Inc. and Lancer Offshore, Inc. and as the party in control of Lancer Partners, LP.
c/o David E. Wells, Esq. Hunton & Williams, LLP
1111 Brickell Avenue, Suite 2500
Miami, Florida 33131
Telephone No.: (305) 810-2591

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 10, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90623109			Page 2 of 8

1.	Name of Reporting Person: Marty Steinberg, as the Receiver of Lancer Management Group II, LLC, Alpha Omega Group, Inc. and Lancer Offshore, Inc. and as the party in control of Lancer Partners, LP		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 132,651,510* Shares of Common Stock

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 132,651,510* Shares of Common Stock

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 132,651,510* Shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 91.62%**

14.	Type of Reporting Person (See Instructions): IN

2

CUSIP No. 90623109	SCHEDULE 13D	Page 3 of 8 pages

*     The Reporting Person expressly disclaims knowledge as to the completeness and accuracy of the information contained in this Schedule 13D. Item 5 of this Schedule 13D identifies the sole sources of information that the Reporting Person has relied upon to complete this Schedule 13D. The Reporting Person is still in the process of exploring whether or not any other brokers or nominees are holding additional shares of common stock with $0.0001 par value (the “Common Stock”), with respect to which the Reporting Person may be deemed the beneficial owner. Similarly, the Reporting Person is still in the process of determining whether any of the Receivership Entities (defined below) have entered into any type of agreement, contract, trust or other arrangement pursuant to which the Reporting Person may be deemed the beneficial owner of more or fewer shares of Common Stock than indicated herein. The filing of this statement by the Reporting Person shall not be construed as an admission that the Reporting Person or any of the Receivership Entities (defined below) is, for the purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any of the securities covered by this statement. The aggregate number of shares of the Common Stock and the percentage of ownership of the Common Stock reported in this Schedule 13D includes warrants to purchase 40,000,000 shares of Common Stock issued to Alpha Omega (defined below).

** This figure was calculated based upon 144,780,223 issued and outstanding shares of Common Stock. The total number of issued and outstanding Common Stock includes (i) 104,780,223 shares of Common Stock which is the total number of shares of Common Stock of the Issuer (defined below) issued and outstanding as of December 31, 2002 according to the Issuer’s 10-KSB filing for the period ended December 31, 2002 as filed by the Issuer (defined below) with the Securities and Exchange Commission on July 14, 2003, plus (ii) 40,000,000 shares of Common Stock which would be issuable upon exercise of certain warrants issued to Alpha Omega (defined below).

CUSIP No. 90623109	SCHEDULE 13D	Page 4 of 8 pages

Marty Steinberg, as the Receiver of Lancer Management Group II, LLC, a Connecticut limited partnership (“LMG II”) Alpha Omega Group, Inc., a Delaware corporation (“Alpha Omega”) and Lancer Offshore, Inc., a British Virgin Islands international business company (“Lancer Offshore”) and as the party in control of Lancer Partners, LP, a Connecticut limited partnership (“Lancer Partners”) (LMG II, Lancer Offshore, Omnifund and Lancer Partners are sometimes collectively referred to herein as the “Receivership Entities”) (Marty Steinberg is sometimes referred to herein as the “Reporting Person”) pursuant to an action styled Securities Exchange Commission v. Michael Lauer, et al., Case No. 03-80612-CIV-ZLOCH hereby files this statement on Schedule 13D (this “Schedule 13D”) to report the acquisition of beneficial ownership of shares of Common Stock of Biometrics Security Technology, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Issuer”).

Item 1. Security and Issuer.

     The class of equity securities to which this Schedule 13D relates is the Common Stock of the Issuer. The principal executive offices of the Issuer are located at 1900 Corporate Boulevard, Suite 305W, Boca Raton, Florida 33431.

Item 2. Identity and Background.

     (a)-(c) and (f)

     The Reporting Person filing this Schedule 13D is:

     As of July 10, 2003, Marty Steinberg was appointed the Receiver of the Receivership Entities pursuant to an Order Appointing Receiver entered by the United States District Court for the Southern District of Florida in the action styled Securities Exchange Commission v. Michael Lauer, et al., Case No. 03-80612-CIV-ZLOCH. Mr. Steinberg is an attorney with the law firm of Hunton & Williams, LLP and his principal business address is 1111 Brickell Avenue, Suite 2500, Miami, Florida 33131. Mr. Steinberg is a U.S. citizen.

     All of the securities to which this Schedule 13D relates are owned for the pecuniary benefit of Lancer Offshore, Alpha Omega and Lancer Partners:

     LMG II is a Connecticut limited partnership. The stated business purpose of LMG II is to act as general partner of one or more investment limited partnerships or other entities and provide advisory services in connection therewith. The current principal address of LMG II is c/o Marty Steinberg, Receiver, Hunton & Williams, LLP, 1111 Brickell Avenue, Suite 2500, Miami, Florida 33131.

     Lancer Offshore is an international business company organized under the laws of the British Virgin Islands. The stated business purpose of Lancer Offshore was that of a fund that pooled investment funds of its investors for the purpose of investing, trading and dealing in securities traded in the U.S. and elsewhere. The current principal address of Lancer Offshore is c/o Marty Steinberg, Receiver, Hunton & Williams, LLP, 1111 Brickell Avenue, Suite 2500, Miami, Florida 33131.

     Alpha Omega is corporation organized under the laws of the State of Delaware. The stated business purpose of Alpha Omega was that of trading and dealing in securities traded in the U.S. and elsewhere.

CUSIP No. 90623109	SCHEDULE 13D	Page 5 of 8 pages

The current principal address of Lancer Offshore is c/o Marty Steinberg, Receiver, Hunton & Williams, LLP, 1111 Brickell Avenue, Suite 2500, Miami, Florida 33131.

     Lancer Partners is a limited partnership organized under the laws of the State of Connecticut. The stated business purpose of Lancer Partners was that of a fund that pooled investment funds of its investors for the purpose of investing, trading and dealing in securities traded in the U.S. and elsewhere. The current principal address of Lancer Partners is c/o Marty Steinberg, Party in Control, Hunton & Williams, LLP, 1111 Brickell Avenue, Suite 2500, Miami, Florida 33131.

     (d)  and (e):

     Marty Steinberg has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     The Receivership Entities are defendants in the action styled Securities Exchange Commission v. Michael Lauer, et al., Case No. 03-80612 IV-ZLOCH. As such, they are subject to a Temporary Restraining Order and Order Appointing Receiver both entered on July 10, 2003, prohibiting certain activities subject to federal securities laws.

Item 3. Source and Amount of Funds or Other Consideration.

See Item 4.

Item 4. Purpose of Transaction.

     Pursuant to an Order Appointing Receiver entered on July 10, 2003 by Judge Zloch of the United States Court for the Southern District of Florida, the Reporting Person acquired beneficial ownership for the purposes of Section 13(d) of the Securities Exchange Act of 1934 of all of the property, including securities, of LMG II and Lancer Offshore, including the securities to which this Schedule 13D relates. Pursuant to an order entered on July 25, 2003 by Judge Shiff of the United States Bankruptcy Court for the District of Connecticut Bridgeport Division in an action styled In Re: Lancer Partners, Limited Partnership, Case No. 03-50492, the Reporting Person was designated the person in control of Lancer Partners by virtue of the Reporting Person’s status as the Receiver for LMG II, and thereby the Reporting Person has acquired beneficial ownership for the purposes of Section 13(d) of the Securities Exchange Act of 1934 of all of the property, including securities, of Lancer Partners, including the securities to which this Schedule 13D relates. Pursuant to a Motion to Expand Receivership entered on September 3, 2003 by Judge Zloch of the United States Court for the Southern District of Florida, the Reporting Person acquired beneficial ownership for the purposes of Section 13(d) of the Securities Exchange Act of 1934 of all of the property, including securities, of Alpha Omega, including the securities to which this Schedule 13D relates.

CUSIP No. 90623109	SCHEDULE 13D	Page 6 of 8 pages

     The purpose of the appointment of the Reporting Person as Receiver was to administer and hold the assets of the Receivership Entities. In the course of the administration of the assets of the Receivership Entities, the Reporting Person has hired an investment manager and has charged its investment manager generally with the task of proposing strategies for maximizing the net present value obtainable from the assets of the Receivership Entities over the next five years. The Reporting Person may from time to time seek to sell shares of the Common Stock held by the Receivership Entities based on its evaluation of the Issuer and upon other factors, including but not limited to, general economic, business and stock market conditions.

     Except as set forth above, the Reporting Person does not currently have any plans or proposals that relate to or would result in: (i) the acquisition by the Reporting Person of additional securities of the Issuer or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (x) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

     (a)  The aggregate number and percentage of shares of Common Stock to which this Schedule 13D relates is 132,651,510 shares which represents 91.62% of 144,780,223 shares of Common Stock issued and outstanding. The total number of issued and outstanding stock includes (i) 104,780,223 shares of Common Stock, the total number of shares of Common Stock of the Issuer issued and outstanding as of December 31, 2002 according to the Issuer’s 10-KSB filing for the period ended December 31, 2002 as filed by the Issuer with the Securities and Exchange Commission on July 14, 2003, plus (ii) 40,000,000 shares of Common Stock which would be issuable upon exercise of certain warrants issued to Alpha Omega. The aggregate number of shares of Common Stock of the Issuer to which this Schedule 13D relates is based upon a review of custodial statements for the period of October 1, 2003 through October 31, 2003 (the “Custodial Statements”) delivered to the Reporting Person by Banc of America Securities (“BA”), which serves as prime broker to the Receivership Entities, the records of Florida Atlantic Stock Transfer, Inc., the transfer agent for the Issuer (the “Transfer Agent”), delivered to the Reporting Person and a review of original stock certificates in the custody of the Reporting Person. The BA Custodial Statements indicate that BA retains custody of 221,910 shares of Common Stock of the Issuer registered to Lancer Offshore and 9,600 shares of Common Stock of the Issuer registered to Lancer Partners. All of the shares of Common Stock in BA’s custody are held in street name for the benefit of Lancer Offshore and Lancer Partners. The Transfer Agent’s records also indicate that an additional 92,420,000 shares of Common Stock were issued by the Issuer to Lancer Offshore. Based on the Issuer’s filings with the Securities and Exchange Commission, Alpha Omega was issued warrants to purchase 20,000,000 shares of Common Stock exercisable at $.05 per share expiring on August 31, 2004 and warrants to purchase 20,000,000 shares of Common Stock exercisable at $.10 per share expiring on August 31, 2006.

CUSIP No. 90623109	SCHEDULE 13D	Page 7 of 8 pages

     The Reporting Person expressly disclaims knowledge as to the completeness and the accuracy of the information contained in this Schedule 13D. The Reporting Person is still in the process of exploring whether or not any other brokers or nominees are holding additional shares of Common Stock, with respect to which the Reporting Person may be deemed the beneficial owner. Similarly, the Reporting Person is still in the process of determining whether any of the Receivership Entities have entered into any type of agreement, contract, trust or other arrangement pursuant to which the Reporting Person may be deemed the beneficial owner of more or fewer shares of Common Stock than indicated herein. The filing of this Schedule 13D shall not be construed as an admission that the Reporting Person or any of the Receivership Entities is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this Schedule 13D.

     (b)  The Reporting Person is the sole person with voting and dispositive power with regard to the 132,651,510 shares of Common Stock of the Issuer described in this Schedule 13D.

     (c)  There have been no transactions effected during the past 60 days by the Reporting Person with respect to this class of securities.

     (d)  Not applicable.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

     To the Reporting Person’s knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Receivership Entities and any person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies. As set forth in Item 5 above, the Reporting Person is still in the process of determining whether any of the Receivership Entities have entered into any type of agreement, contract, trust or other arrangement pursuant to which the Reporting Person may be deemed the beneficial owner of more or fewer shares of Common Stock than indicated herein.

Item 7. Material to be Filed as Exhibits.

     None.

CUSIP No. 90623109	SCHEDULE 13D	Page 8 of 8 pages

SIGNATURE

     After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 10, 2003	/s/ Marty Steinberg

Marty Steinberg, as Receiver of Lancer Management Group II, LLC, Alpha Omega and Lancer Offshore, Inc. and as the party in control of Lancer Partners, LP.